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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                           IMPERIAL HOLLY CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, Without Par Value
                         (Title of Class of Securities)

                                    452835101
                           --------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2/92                                              Page 1 of 4 pages

CUSIP No.  452835101              13G                      Page  2  of  4  Pages

1                 NAME OF REPORTING PERSON
                  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           I. H. KEMPNER, III
                           SOCIAL SECURITY ####-##-####
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)
                                                                 (b)  X
3                 SEC USE ONLY

4                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES
 NUMBER OF        5                 SOLE VOTING POWER

    SHARES                            157,617        (See Note 1 on Page 4)

BENEFICIALLY      6                 SHARED VOTING POWER

  OWNED BY                            332,363        (See Note 2 on Page 4)

     EACH         7                 SOLE DISPOSITIVE POWER

  REPORTING                           177,289        (See Note 3 on Page 4)

    PERSON        8                 SHARED DISPOSITIVE POWER

     WITH                             332,363        (See Note 4 on Page 4)

9                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           579,577          (See Notes 3, 4 and 5 on Page 4)

10                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES*

11                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           5.6%

12                TYPE OF REPORTING PERSON*

                           IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 4 Pages

                                                              Page 3 of 4 Pages

Item 1(a)    NAME OF ISSUER:

                  Imperial Holly Corporation

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                      One Imperial Square, Suite 200, P. O. Box 9,
                  Sugar Land, Texas 77487-0009

Item 2(a)    NAME OF PERSON FILING:

                  I. H. Kempner, III

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  Office: One Imperial Square, 8016 Highway 90-A, Suite 200 Sugar Land, Texas 77478

Item 2(c)    CITIZENSHIP:

                  United States

Item 2(d)    TITLE AND CLASS OF SECURITIES:

                  Common Stock, without par value, of Imperial Holly Corporation, a Texas Corporation

Item 2(e) CUSIP NUMBER:

                  452835101

Item 3       Not Applicable

Item 4       OWNERSHIP:

                  (a) Amount Beneficially Owned:  579,577 (See Notes 3, 4 and 5)

                  (b) Percent of Class:  5.6%

                  (c) Number of shares as to which Mr. Kempner has:

                      (i) sole power to vote or to direct the vote - 157,617 (See Note 1)

                      (ii) shared power to vote or to direct the vote - 332,363 (See Note 2)

                      (iii) sole power to dispose or to direct the disposition
                            of - 177,289 (See Note 3)

                      (iv) shared power to dispose of or to direct the disposition of - 332,363 (See Note 4)

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
                  Not Applicable

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
                  Not Applicable

                                                              Page 4 of 4 Pages

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
          ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not Applicable

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable

Item 9    NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable

Item 10   CERTIFICATION:

                  Not Applicable

NOTES TO ITEM 4:   OWNERSHIP.

Note 1: The shares for which I have sole voting power consist of 145,233 shares are registered in my name individually and 12,384 shares which are held by the Imperial Holly Corporation Employee Stock Ownership Plan and which are fully vested.

Note 2: The shares for which I have shared power to vote consist of 332,363 owned by the H. Kempner Trust Association, a trust association, of which I am one of five trustees.

Note 3: The shares for which I have sole dispositive power consist of those in
        Note 1, plus 19,672 for the benefit of my four children over which I have a general power of attorney. I disclaim any economic interest in the shares held for my children.

Note 4: The shares for which I have shared dispositive power consist of 332,363 owned by the H. Kempner Trust Association, a trust association, of which I am one of five trustees.

Note 5: Includes 69,925 shares purchasable upon exercise of employee stock options.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Date:       ______________________________________________


Signature:  ______________________________________________


Name/Title: ______________________________________________